HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.                ________                harttrinen@aol.com
Will Hart                                                        (303) 839-0061
Fax: (303) 839-5414


                                  April 7, 2014

Emily Drazan
Securities and Exchange Commission
100 F Street, N.E., Stop 4631
Washington, D.C. 20549

      Re:   Creative Learning Corporation
            File No. 000-52883

      This office represents Creative Learning Corporation (the "Company"). The following are the Company's proposed responses to the comments received from the staff by letter dated February 26, 2014.

      If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                Very Truly Yours,

                                HART & HART, LLC

                                /s/ William T. Hart

                                William T. Hart










WTH:tg

                                HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________                  harttrinen@aol.com
Will Hart                                                        (303) 839-0061
Fax: (303) 839-5414


                                 April __, 2014

Emily Drazan
Securities and Exchange Commission
100 F Street, N.E., Stop 4631
Washington, D.C. 20549

      Re:   Creative Learning Corporation
            File No. 000-52883

      This office represents Creative Learning Corporation (the "Company"). The following are the Company's responses to the comments received from the staff by letter dated February 26, 2014. The number under the "page number" column indicates the page number in the 10-K report where the response to the comment can be found.

                                                                            Page

     1. The Company has amended the MD&A section of its 10-K report in response to this comment. Regarding disclosure of the "quantitative contribution" of each factor, we call your attention to instruction 4 to Item 303(a) of Regulation S-K which reads in part as follows:

             "Registrants  need not  recite  the  amounts of changes
             from year to year  which are  readily  computable  from
             the  financial  statements.  The  discussion  shall not
             merely   repeat   numerical   data   contained  in  the
             consolidated financial statements."                              9

     2.  The Company will respond to this comment in a separate letter.

     3.  Comment complied with.                                               9

     4.  Comment complied with.                                              10

     5. Disclosure controls and procedures are fundamentally different than internal control over financial reporting. It is for this reason that separate disclosure is required regarding the adequacy of disclosure controls and procedures and the adequacy of internal control over
         financial  reporting.   The  inadequate   documentation
         relating to operational expenditures is addressed by Rule 13a-15(f)(1). The failure to properly record the amount or value of certain common shares is addressed by Rule 13(a)-15(f)(2).

                                                                            Page

     6. The inadequate documentation for the expenditures described on page 11 involved support for approximately 140 charges (amounting to approximately $142,000) on the Company's credit card. Ultimately, the Company was able to provide support for most of the credit card charges. Credit card charges were expensed to the following
        categories   listed  on  the  Company's   statement  of
        operations:

               o    Franchise training and expenses;
               o    Office expense;
               o    Other general and administrative expenses.

        None of the undocumented expenditures were to related parties.

     7. The Company does not consider Mr. Nickelson to be an executive officer.

     8. Comment complied with.                                               15

     9. Borgers & Cutler was registered with the PCAOB when they issued their audit report.

    10. Previously, the Company recognized franchise fees at the time the franchise agreements were signed since the franchise agreements provided that the fees were fully recognized at the time the agreements were signed and
        payments   were   received.   However,   according   to
        Generally Accepted Accounting Principles, franchise fees should not be recognized until substantially all
        of   the   services   have   been   provided   to   the
        franchisees. The Company provides an initial training session to new franchisees. The initial training is provided on the third week of each month. The Company determined that in accordance with the GAAP, franchise
        fees  should  not  be  recognized   until  the  initial
        training had been provided to the franchisees.

        In most cases, the initial training is provided to the franchisee during the month that the franchisee signs the ranchise agreement and pays the initial franchise fee. In one instance during 2013, the initial training was not provided to the franchisee during the month the franchise agreement was signed and the initial franchise fee ($35,900) was paid. As a result, the Company recorded deferred franchise revenue of $35,900 on its balance sheet as of December 31, 2013.

                                                                            Page

    11. Programs offered by the Company and its franchisees are typically provided in schools, private homes, church centers, or similar child related venues. The Company does not provide services such as site selection, on-site visits to supervise early operations, supervision of construction or ongoing training after the initial franchisee training. No franchisee is required to have a stand-alone facility to conduct its operations, and to the knowledge of the Company, no franchisee has any stand-alone facility.

   12. The refund of initial franchise fees related to fees paid by two persons. There have been no other instances when the Company refunded franchise fees. Since the Company has sold over 440 franchises, the Company believes that its determination that "franchisee fees are fully collectible and nonrefundable as of the date of the signing of the franchisee contract" is correct.

   13.  The Company's 10-K report has been amended to remove the reference that marketing fees are earned upon receipt.
        When a 2% marketing fee is received, the Company debits
        cash and credits the marketing fund account. When a marketing expense is paid,  the Company  credits  cash and debits
        the  marketing  fund account.  The  marketing  fees are
        deposited  in  a  separate   bank   account   which  is
        controlled  by  the  Company.  The  Company  is of  the
        opinion that its  accounting  for the marketing fund is
        proper.                                                              26

   14.  Comment complied with.                                               32

   15.  The Company will respond to this comment in a separate letter.


      If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                            Very Truly Yours,

                                            HART & HART, LLC

                                              /s/ William T. Hart
                                            By
                                                William Hart


WTH:tg

Results of Operations

      Material changes of items in the Company's Statement of Operations for the year ended September 30, 2013 as compared to the same period in the prior year are discussed below.

Item               Increase (I)   Reason
                   or Decrease
                        (D)

Revenues                 I        Sale of more franchises and increase in
                                  royalties paid by established franchises.

Franchise consulting     I        Increased sales of franchises.
and commissions

Franchise training       I        Increase in size of training classes
and expenses

Salaries and payroll     I        Increase  in staff to support  the growth of
taxes                             the business

Advertising              I        Increased expenditures to grow the business

Professional fees        D        Eliminated  temporary  SEC  accounting  help
                                  and reduction in legal fees

Stock-based              I        Issuance   of  stock  for   stock   options,
compensation                      consulting  expense and correction for stock
                                  issuances    valuation    (see    notes   to
                                  Financials)

Other general and        I        Overhead  and  administrative  increases  to
administrative expenses           support the growth of the Company

Other income (expense)   I        Forgiveness  of  debt  and  corrections  for
                                  stock issuances valuation (see notes to Financials)

      The Company expects that its revenue will continue to increase during the year ended December 31, 2014 as additional franchises are sold.

      With the exception of the foregoing, the Company does not know of any trends, events or uncertainties that have had, or are reasonably expected to have, a material impact on the Company's revenues or expenses.

Liquidity and Capital Resources

      Sources and (uses) of funds for the years ended September 30, 2013 and 2012 are shown below:

                                                      Year Ended September 30,
                                                      -------------------------
                                                       2013              2012

Cash provided by operations                        $1,115,592         $621,885
Purchase of property and equipment                    (25,991)        (144,429)
Purchase of intangible assets (CI and SF              (56,800)          (7,000)
conceptual rights and trademarks, repurchase of
    territories)
Loans (repayment of loans)                             (70,00)          10,000

      The financial statements which are included as part of this report, and in particular the Statement of Stockholders Equity, reflect the issuance of shares when certificates representing the shares are issued by the Company's transfer agent. In contrast, in the text of this report shares are considered to be issued and outstanding when the Company's board of directors has authorized the issuance of the shares and the consideration for the shares has been received.

      As of January 9, 2014 the Company's operating cash requirements were approximately $315,000 per month.

      The Company anticipates that its capital requirements for the twelve-month period ending December 31, 2014 will be as follows and will be funded from operations:

General and administrative expenses                        $1,300,000
Marketing                                                  $  450,000
Business development                                       $2,065,000

     As of January 9, 2014 the Company's liabilities consisted primarily of trade payables and the franchisee funded Marketing Fund. The Company collects 2% of the franchisee gross revenues for a marketing fund, managed by the Company, to allocate towards national branding of the Company's concepts to benefit the franchisees. The marketing fund amounts are accounted for as a liability on the balance sheet and the actual collections are deposited into a marketing fund bank account. Expenses pertaining to the marketing fund activities are paid from the marketing fund and reduce the liability account. The Marketing Fund liability is actually offset with the matching amount of cash in the Marketing Fund bank account.

Contractual Obligations

The following table summarizes the Company's contractual obligations as of September 30, 2013:

                                  2014      2015     2016     2017     Total
                                  ----      ----     ----     ----     -----

          Office Lease          $10,800   $10,800  $10,800     --     $32,400

Off-Balance Sheet Arrangements

      The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on the Company's financial condition, changes in financial condition, results of operations, liquidity or capital resources.

Outlook

      The Company saw another year of significant growth in the sales of franchises in fiscal year 2013, expanding from 210 to 395 franchises sold with its two brands in operation, resulting in increased revenues from franchise fees, including international growth and exposure. In addition, with franchisees being in the system longer, there were significant increases in royalty fees.

      As a result of this growth, the Company experienced a significant increase in liquidity and expects all of these trends to continue into the next fiscal year.

      Other than as disclosed above, the Company does not know of any:

     o trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, any material increase or decrease in liquidity; or

     o    significant changes in expected sources and uses of cash.

Critical Accounting Policies and Recent Accounting Pronouncements

      See Note 1 to the Company's financial statements included as part of this report for a discussion of the Company's critical accounting policies and recent accounting pronouncements, the adoption of which may have a material effect on the Company's financial statements.

                                                                Percent of
Name and Address                       Shares Owned          Outstanding Shares
----------------                       ------------          ------------------

Brian Pappas                            2,229,000 (1)              18.9%
701 Market St., Suite 113
St. Augustine, FL 32095

Michele Cote                            1,400,000 (2)              11.9%
701 Market St., Suite 113
St. Augustine, FL 32095

Dan O'Donnell                             185,000                   1.6%
701 Market St., Suite 113
St. Augustine, FL 32095

(All officers and directors
  as a group 3 persons)                 3,814,000                  32.4%


(1) Shares are held of record by Fran Ventures, LLC, a limited liability company managed by Mr. Pappas.

(2)  Shares  are held of  record by Cote
     Trading Company, LLC, a limited liability company controlled by Ms. Cote.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the year ended September 30, 2013, the Company paid firms controlled by the following persons for consulting expenses and commissions;

 Name                           Consulting        Commissions         Total

 Brian Pappas                  $  65,000           $183,127        $248,127
 Michell Cote                     86,000             51,000         137,000
 Dan O'Donnell                   108,000                 --         108,000
 Relatives of Brian Pappas        99,493            165,606         265,099
                              ----------          ---------       ---------
                                                                   $758,226

As of September 30, 2013, the Company owed MC Logic, LLC, a firm controlled by Michelle Cote, $5,690 for franchise commissions.

As of September 30, 2012, the Company owed MC Logic, LLC $16,771 for franchise commissions and other charges.

As of September 2012, the Company owed $40,000 to MC Logic, LLC for consulting services. The amount owed was payable by the issuance of 40,000 shares of the Company's common stock. As of September 30, 2013 and 2012, the balance on this payable was $20,000 and $40,000, respectively. During the year ended September 30, 2013 payment of $20,000 was satisfied with the issuance of 20,000 shares of the Company's common stock.

In July of 2013, the Company loaned $70,000 to AudioFlix, Inc. a corporation controlled by Brian Pappas The loan was personally guaranteed by Mr. Pappas. The loan bears interest at 6%, payable monthly and is due and payable on July 1, 2015. The unpaid balance of the loan is convertible prior to July 1, 2015 into unrestricted shares of the common stock AudioFlix at a price of $0.35 per share.

ITEM 14.   PRINCIPAL ACCOUNTING FEES AND SERVICES

      Borgers & Cutler served as the Company's independent registered public accountant for the year ended September 30, 2012.

nonrefundable as of the date of the signing of the franchise agreement, but the franchise fees are not recognized as revenue until initial training has been completed and when substantially all of the services required by the franchise agreement have been fulfilled by the Company in accordance with GAAP. Royalties are recognized as earned.

As of September 30, 2013 the Company had $35,900 in unearned revenue for franchise fees collected but not yet earned per the revenue recognition policy.

As of September 30, 2012 the Company had $-0- in unearned revenue for franchise fees collected but not yet earned per the revenue recognition policy.

Advertising Costs

Advertising costs are expensed as incurred. The Company incurred advertising costs for the years ended September 30, 2013 and 2012 of $455,108 and $324,230, respectively.

Income Taxes

The Company accounts for income taxes pursuant to ASC 740. Under ASC 740 deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Net earnings (loss) per share

ASC 260-10-45, "Earnings Per Share", requires presentation of "basic" and "diluted" earnings per share on the face of the statements of operations for all entities with complex capital structures. Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted during the period. Dilutive securities having an anti-dilutive effect on diluted earnings per share are excluded from the calculation. When the company is in loss position, no dilutive effect is considered.

Stock-based compensation

The Company accounts for employee and non-employee stock awards under ASC 718, whereby equity instruments issued to employees for services are recorded based on the fair value of the instrument issued and those issued to non-employees are recorded based on the fair value of the consideration received or the fair value of the equity instrument, whichever is more reliably measurable.

Recent accounting pronouncements

The Company does not expect recently issued accounting standards or interpretations to have a material impact on the Company's financial position, results of operations, cash flows or financial statement disclosures.

(2) Reverse Acquisition

On July 2, 2010 Creative Learning Corporation entered into an agreement to exchange securities (the "Agreement") with BFK Franchise Company LLC, acquiring 100% of the outstanding membership interests of BFK Franchise Company LLC through the Agreement calling for the issuance of 9,000,000 shares of its common stock. During the years ended September 30, 2011 and 2010, 5,240,000 and 1,557,000 shares were issued under the Agreement, with 2,203,000 shares remaining to be issued as of September 30, 2011 and -0- shares remaining at September 30, 2012. The transaction was accounted for as a reverse acquisition as the members of BFK Franchise Company LLC retained the majority of the outstanding common stock of Creative Learning Corporation after the share exchange. Effective with the Agreement, the Company's stockholders' equity was retroactively recapitalized as that of BFK

Deferred tax liabilities:         --           --            --          --
   Total deferred liability       --           --            --          --
   Net deferred tax asset    $ 3,084      $ 1,058        $   --       $  --
                             =======      =======        ======       =====

The net change in deferred tax liabilities as of September 30, 2013 and 2012 were $(94,658) and -0-, respectively.

Current taxes due for September 30, 2013 are as follows:

                                                  September 30,   September 30,
                                                      2013            2012
                                                  ------------    -------------
Federal:                                           $  10,844        $   --
Florida:                                               2,247            --
                                                   ---------        ------
Total current taxes payable                        $  13,131        $   --
                                                   =========        ======

Reconciliation between the statutory rate and the effective tax rate is as follows at September 30:

                                                       2013       2012

            Federal statutory tax rate                 35%        35.0%
            Permanent difference and other            (35)%      (35.0)%
            Effective tax rate                         --           --


 At September 30, 2013 and 2012, the Company had available net loss carryovers of $-0- and $906,760, respectively.

(15) Subsequent Events

On September 27, 2013, BFK Franchise Company LLC was named as a co-defendant in a Complaint filed by a Franchisee in Nevada who had purchased three existing Las Vegas territories from other Franchisees. In December of 2013, without any further legal process, BFK Franchise Company LLC entered into a settlement with the Nevada Franchisee to purchase the three Las Vegas territories for $95,000.

At December 31, 2013, the Company has completed a record quarter in revenue of $1,865,000, including increasing royalty fees and 61 new territories, including England, the Czech Republic, Romania, Nigeria, Egypt, and master agreements in Indonesia and Thailand.

We have evaluated the effects of all subsequent events from October 1, 2013 through the date the accompanying consolidated financial statements were available to be issued. Other than those set out above, there have been no subsequent events after September 30, 2013 for which disclosure is required.




                                       32